Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following article was made available in connection with the transaction.

A better way to look at the wireless market (Reality Check)

By Alex Gellman, RCR Wireless News, June 26, 2018

Since the proposed T-Mobile-Sprint merger was announced in late April, some pundits have expressed concern that a combination of the two firms could stifle business competition because it reduces the number of national U.S. wireless carriers from four to three.

The reality, though, is that the wireless market is significantly bigger than four (or three) wireless telecommunications companies, and, rather than limiting competition, the merger will encourage it.

The Evolving Wireless Landscape

When you consider the history of mobile communications, it’s a fairly safe bet that unforeseen players will emerge, fueling competition and boosting transparency for consumers, especially as the Federal Communications Commission prepares to auction off 5G spectrum this November. The auction will draw more than the telecom giants to the table – cable companies, FAANGs (Facebook, Apple, Amazon, Netflix and Google) and others now have a stake in the game, the ability to compete for and win spectrum auctions, and the capital to deploy that spectrum.

The current dynamic between users and their mobile devices is just one in a series of technology-driven shifts that the wireless industry has experienced over the last two decades. First there was the move from landlines to mobile for voice calls, then came accessing the internet on our mobile devices rather than desktops, and finally the shift to viewing video on mobile devices rather than TV sets. Each shift has increased wireless usage and brought new players into the sector.

Consider that in the late 1990s/early 2000s – when wireless voice overtook the landline – Amazon and Netflix were still in the nascent stage, Facebook didn’t even exist, and Google couldn’t have cared less about wireless. Today, Apple and Amazon each have an enterprise value (EV) greater than all four wireless carriers combined. The five FAANGs in aggregate have over 3.5x the EV of the four carriers. As their customers increasingly access their platforms via wireless devices, access to those customers is top of mind for each of these tech giants. Case in point? Apple just asked the FCC to release more unlicensed, ultra-high frequency spectrum. Google has been investing in fiber and wireless for several years now. Or how about Comcast? The cable king had gotten out of the wireless business years ago but last year, jumped back in with the launch of Xfinity Mobile. In fact, Xfinity Mobile added more wireless customers in Q1 2018 than Sprint did. And Comcast was an active participant and winner in the 2017’s broadcast incentive auction.

Even traditional television broadcast companies can now compete for wireless market share. After all, they have spectrum and plenty of it. That’s why they were able to sell so much at last year’s broadcast incentive auction. Now they are trialing a new technology called ATSC 3.0, which can provide mobile data services and geotargeted audiences.

As we move towards a 5G-enabled world and continue our reliance on mobile devices, how we judge the competitive landscape needs to change and expand. This means understanding that AT&T, Verizon, Sprint and T-Mobile aren’t just contending with each other anymore. There are multiple industries and various players jockeying for position in the wireless world.

5G and What it Means for the U.S.

5G is a crucial competitive opportunity for the U.S. on the world stage. The conversion of U.S. networks from 3G to 4G (LTE) just a few years ago was a major success story. In a short time frame, the U.S. went from trailing much of the world in 3G to a leadership position in 4G. The rollout of the technology was rapid and widespread. Recon Analytics LLC estimated that 4G leadership added almost $100 billion to the U.S. GDP by 2016. According to CTIA, which represents the U.S. wireless communications industry, 5G deployment in the US will lead to 3 million jobs and $500 billion in GDP.

It is imperative that the U.S. retains its leadership position for the deployment of 5G and even gains ground on the rest of the world. In a “chicken and egg” quandary, the 5G ecosystem of applications, devices, and new wireless capabilities (think jobs and GDP growth) cannot develop without active 5G networks, but 5G networks are expensive and involve many more individual sites than 4G.

A merged T-Mobile-Sprint will be able to invest significantly more capital and deploy more sites than the two companies would be able to do separately. The combined entity, with a broader and deeper spectrum portfolio, is expected to invest $40 billion in its network over three years. The investment from a merged T-Mobile and Sprint would drive AT&T and Verizon to deploy more capital faster to keep up. All of this is good for the U.S. and its consumers, and not available without the merger.

Others are thinking ahead. In France, the Macron government has signaled its support for carrier consolidation to spur investment by praising the T-Mobile-Sprint combination and signaling the French government’s willingness to support similar moves in France. Can we afford to let Europe – or anyone – overtake the U.S. in 5G?

Thinking Ahead, Not Looking Back

The U.S. Department of Justice (DOJ) views telecommunications mergers through an antiquated lens. Regulators continue to look at potential combinations based on wireless subscribers who pay a monthly fee. However, analyzing what’s turning into a sliver of the wireless market with a strictly subscriber-based model is no longer adequate. For example, why are wireless subscribers with a phone number counted but users with an email address from Google or Apple excluded?

It’s not about having a phone anymore; it’s about data and applications. When you think about the billions of web-enabled devices – all with any number of applications – the idea of measuring wireless competition via subscription is clearly dated.

It’s imperative that the government looks at where technology is taking us – not where it’s been – and adjust its view of the market accordingly. It’s likely that the current subscription model will evolve to traffic-based and app-based pricing, driven by myriad players vying for both wallet share and mindshare. The DOJ should focus on what will encourage the deployment of 5G, the technology it enables, and its supporting infrastructure – not a simple headcount of current telecommunications carriers.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.